Exhibit 10.2

JPMorgan

Date: July 30, 2007

Short-Term Advised Credit Line Facility Agreement

1. **Facility**

   JPMorgan Chase Bank, N.A., Shanghai Branch (the "**Bank**") is pleased to make available to Kadant Jining Light Machinery Co., Ltd.(凯登灵工机械ø济宁÷有楮公司), a company incorporated in P.R. China having its principal office at No.99 Jidian Road 1, High and New Technologies Industry Development Zone, Jining, Shandong, 272023, P.R. China (the "**Borrower**") a short term advised credit line facility ("**Facility**") up to an aggregate principal amount not at any time exceeding RMB Forty-five million Only (RMB45,000,000) (the "**Advised Amount**") subject to the terms and conditions of this Agreement.

2. **Purpose**

   The Borrower will apply the proceeds of the Loan towards its general working capital requirements. The Loan will not be used for other purposes without the prior consent of the Bank provided that the Bank is not obliged to monitor or verify the application of the Loan.

3. **Availability**

   The Facility offered by the Bank is uncommitted. No Advance will be available for drawdown and no Bank Guarantee will be available for issuance after the expiration of the Drawdown Period after which time the Facility will automatically lapse. In any event, the availability of the Facility even during such Drawdown Period will be at the sole discretion of the Bank. The Bank may, in its sole and absolute discretion, agree to provide the Facility on such terms and conditions as the Bank deems appropriate.

4. **Loans**

4.1　Subject to the terms and conditions of this Agreement (including without limitation, clause 3 hereof), the Facility may be used by one or more Advances and or Bank Guarantees to the Borrower following receipt by the Bank of an irrevocable duly completed Request in respect of the particular Advance no later than 10:00am (Shanghai) time, three (3) Business Days immediately preceding the proposed Drawdown Date, provided that the aggregate amount of any and all Loans which may from time to time be outstanding, will not in any case exceed the Advised Amount (unless otherwise agreed by the Bank) and provided further that the Term of any Advance or Bank Guarantee will not exceed the Specified Period. The Borrower may at any time during the Drawdown Period re-borrow the Loan or any part thereof which may at that time have been repaid subject to and in accordance with the terms and conditions of this Agreement.

4.2　The Request will not be regarded as having been duly completed unless:-

(a)　the proposed Drawdown Date is a Business Day falling on or before the expiration of the Drawdown Period;

(b)   the amount of the relevant Advance is:

    (i)   a minimum of RMB One million (RMB1,000,000) and an integral multiple of RMB One hundred thousand (RMB100,000) ; or

    (ii)   such other amount as the Bank may agree; and

(c)   the amount selected under sub-clause 4.2(b) does not cause clause 4.1 to be contravened.

5.   Conditions Precedent

5.1   In addition to the terms of clause 3, the availability of the Facility will be subject to the availability of funds, the availability of room within the Bank's regulatory ceiling and completion or performance, as applicable, of each of the following conditions precedent to the satisfaction of the Bank:

(a)   receipt by the Bank of each of the following documents in form and substance acceptable to it not less than three (3) Business Days immediately preceding the earlier date on   which (i) the first Advance is intended to be made or (ii) the first Bank Guarantee is intended to be issued (each such document (other than an original) being duly certified by an authorised officer of the Borrower as true, complete and up-to-date):

    (i)   the original of this Agreement duly executed by the Borrower;

    (ii)   copies of the constitutional documents of the Borrower and/or other relevant corporate documents, and the relevant internal rules of the Borrower;

    (iii)   copy of each of the Borrower's current valid business license and IC Card (Credit Information Card) issued by the People's Bank of China;

    (iv)   copy of the supporting board resolution/s of the Borrower with respect to this Agreement, authorising the execution, delivery and performance of this Agreement and any Request;

    (v)   the names and specimen signatures of the persons authorised to sign, on behalf of the Borrower, this Agreement, each Request and any other documents in connection with this Agreement;

    (vi)   the original of each approval, authorisation, permit, registration and/or filing and any other document required by any applicable law for the Borrower to enter into and perform any and all terms of this Agreement, including the drawing of any Loans, issued by the applicable regulatory authority, entity or body, including without limitation, the relevant government authorities of the People's Republic of China;

    (vii)   original guarantee issued by Kadant Inc., parent company of the Borrower (the "**Guarantor**"), in favour of the Bank, in respect of the obligations of the Borrower under this Agreement, in form and substance satisfactory to the Bank (the "**Guarantee**");

(viii)   Evidence that the Borrower has paid all the stamp duties chargeable on this Agreement (including the renewal or extension thereof);

(ix)   any other authorisation or other document, opinion or assurance which the Bank considers necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, any Finance Document or for the validity and enforceability of any Finance Document; and

(x)   the Borrower's current financial information (including without limitation audited annual and unaudited semi-annual financial statements, promptly prepared and received), in form and substance satisfactory to the Bank; which information will be furnished to the Bank as it may from time to time reasonably request; and

(b)   the Bank's satisfaction with the business affairs, financial condition and prospects of the Borrower or the Guarantor; and there being in the opinion of the Bank no material   adverse change in the financial condition of the Borrower or the Guarantor, in the financial, banking or capital market conditions, or in the international financial environment.

5.2   In addition to the terms of clauses 3 and 5.1, the availability of each Advance or Bank Guarantee subsequent to the initial Advance or Bank Guarantee is subject to each of the documents delivered or to be delivered under clause 5.1 remaining true complete and up to date as at the date upon which that relevant Advance or Bank Guarantee is made or issued by the Bank and to the Bank continuing to be satisfied as that date in relation to each of the matters referred to in sub-clauses 5.1 (b).

6.   Borrowings in excess of the Advised Amount/Other Purposes

Should the Bank, in its sole discretion, allow the aggregate drawings under the Facility at any time to exceed the Advised Amount or allow the Facility to be used for any purposes other than as set out in clause 2, such drawings will be subject to the same terms and conditions stipulated in this Agreement and for the purpose of such drawings, the Borrower shall from time to time at the request of the Bank, execute, sign, perfect, do and procure the doing of and if required, register every document, act or thing as, in the opinion of the Bank, may be necessary or desirable for the preservation and the perfection of all rights and powers of the Bank. The terms of this clause should not, however, be construed as agreement on the part of the Bank to make any modifications whatsoever to this Agreement or the Facility.

7.   Covenants

In consideration of the Bank entering into this Agreement, the Borrower undertakes to the Bank during the period while any sum is due or payable under this Agreement that it shall:

(i)   obtain and maintain in full force, validity and effect all governmental and other approvals, authorizations, licences, consents and registrations required in connection with the Facility and do or cause to be done all other acts and things necessary or desirable for the performance of its obligations under this Agreement;

(ii)   within 120 days after the end of each fiscal year, supply to the Bank audited financial statements of the Borrower of such fiscal year, provided that as to

Guarantor, the filing of the Guarantor's Annual Report on Form 10-K with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval computer system ("EDGAR") shall be deemed to satisfy such requirement;

(iii)   cause the Guarantor to comply with its obligations under (x) the Credit Agreement dated May 9, 2005, entered into between JPMorgan Chase Bank, N.A. as Agent, the Lenders named therein, the Foreign Subsidiary Borrowers from time to time parties thereto, and the Guarantor as Borrower, (as the same may be amended, supplemented, modified or extended from time to time, the "US Credit Agreement"); (y) any credit agreement that in whole substantially replaces the US Credit Agreement and in which JPMorgan Chase Bank, N.A. is a participant (the "Successor US Credit Agreement") or (z) in the event of the termination of the US Credit Agreement or the Successor US Credit Agreement prior to the repayment of the loans hereunder, Sections 6, 7 and 8 of the US Credit Agreement or their equivalent sections of the Successor US Credit Agreement, as the same shall be in effect immediately prior to such termination (the agreements referred to in subclauses (x), (y) and (z) are collectively referred to as the "**Guarantor Credit Agreement**"). Any event of default which is continuing under the Guarantor Credit Agreement shall be deemed an event of default hereunder;

(iv)   ensure that at all times the claims of the Bank against it under this Agreement rank at least *pari passu* with the claims of all its other unsecured creditors, except the claims of Bank of China Limited, Jining Branch under the Existing Facility Agreement.;

(v)   notify the Bank immediately if the Guarantor ceases to hold a beneficial interest of greater than fifty per cent (50%) in the Borrower;

(vi)   on demand from the Bank, provide the Bank with full cash cover satisfactory to the Bank in immediately available funds in respect of any actual or contingent liability incurred by the Bank under the Facility; and

(vii)   other than Permitted Security Interests, not create or allow to exist any Security Interest on any of its assets;

other than Permitted Security Interests, the Borrower may not:

(1)   sell, transfer or otherwise dispose of any of its assets on terms where it is or may be leased to or re-acquired or acquired by it or any of its related entities;

(2)   sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(3)   enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(4)   enter into any other preferential arrangement having a similar effect, in circumstances where the transaction is entered into primarily as a method of raising financial indebtedness or of financing the acquisition of an asset.

8.   Representations and Warranties

8.1   The Borrower represents and warrants to the Bank that:

a)   the Borrower is an enterprise duly registered and validly existing in accordance with the laws of The People's Republic of China;

b)   the Borrower, pursuant to applicable laws and its articles of association, has full power to enter into and perform, and has taken all necessary legal and other action to authorise the entry into, performance and delivery of, this Agreement, the relevant documents in connection herewith and the transactions contemplated by this Agreement;

c)   all verifications, business license, approvals, authorizations and other documents and permits required or desirable in connection with the entry into, performance, validity and enforceability of the Finance Documents and the transactions contemplated by, and the admissibility in evidence of, the Finance Documents have been obtained or effected and are in full force and effect;

d)   the Finance Documents constitute valid and legally binding obligations of the Borrower, enforceable in accordance with their respective terms;

e)   the Borrower's obligations under each Finance Document constitute its direct, unconditional, unsubordinated and unsecured obligations and rank and will rank at least pari passu with all its other existing and future unsecured and unsubordinated obligations, except for obligations mandatorily preferred by law applying to companies generally and the Borrower's obligations to Bank of China Limited, Jining Branch under the Existing Facility Agreement;

f)   the entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with (a) any law or regulation or judicial or official order applicable to the Borrower; (b) the constitutional documents of the Borrower, or (c) any document which is binding upon the Borrower or any of its assets;

g)   it will use the Loan according to the purpose provided under this Agreement. The Borrower specifically warrants that it will not use any Advance outside the legal business scope of its business licence issued by the State Administration of Industry and Commerce, PRC;

h)   No litigation, arbitration or administrative proceedings are current or, to its knowledge, pending or threatened, which might, if adversely determined, have a material adverse effect on the Borrower;

i)   No breach of this Agreement by the Borrower has occurred or may result from the making of any Loan and no other event is outstanding which constitutes (or with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition or any combination of the foregoing, might constitute) a default under any document which is binding on the Borrower or any of its assets to an extent or in a manner which might have a material adverse effect on the Borrower; and

j)   All amounts payable by the Borrower under the Finance Documents may be made free and clear of and without deduction for or on account of any tax.

8.2   The representations and warranties set out in clause 8.1 (a) are made on the date of this Agreement and (b) are deemed to be repeated by the Borrower on the date of each Request, the date of any Advance being made and the first day of each Interest Period with reference to the facts and circumstances then existing.

9.   Repayment

Each Advance or Bank Guarantee together with all interest accrued thereon to the date of repayment and all fees and other amounts due and payable under this Agreement are repayable upon the expiry of the Term of that Advance or Bank Guarantee or within 3 Business Days of any written demand for repayment thereof made by the Bank, whichever is earlier.

10.   Prepayment

The Borrower may prepay the Loan in full or any part thereof subject to the Borrower providing the Bank with not less than 15 Business Days' prior written notice of such intention to prepay and obtaining the prior written consent of the Bank (such consent shall not be unreasonably withheld or delayed) and any necessary government approval thereto. In the event that a prepayment is accepted, the Bank reserves the right to charge penalties, break funding costs and fees arising from such prepayment at its sole discretion. Break funding costs are the amounts (if any) determined by the Bank which would indemnify the Bank against any loss or liability that it incurs as a consequence of any part of the Loan is prepaid on a date other than the expiry date of the Term of such Loan and includes any costs incurred as a result of the Bank terminating all or any part of its fixed rate, swap or other hedging arrangements. The Bank will supply to the Borrower applicable rate of break funding costs after claiming such break funding costs.

11.   Modification and Cancellation of Facility and Terms

The Bank has the right to revise, modify or cancel the un-drawn portion of the Facility at any time without prior notice to the Borrower. Further, the Bank has the right to review and supervise the Facility drawn by the Borrower and shall be entitled to accelerate the Loan pursuant to the provisions of this Agreement and PRC laws, rules and regulations.

12.   Interest and Fees

12.1   Interest Periods

Each Interest Period will be three months or such periods as the Bank and Borrower may mutually agree from time to time, provided that the first Interest Period for any Advance will commence on and include its Drawdown Date and extend up to and excluding the immediately succeeding Interest Settlement Date. Each subsequent Interest Period for that Advance will commence on and include Interest Settlement Date of the immediately preceding Interest Period for that Advance and extend up to and excluding the immediately succeeding Interest Settlement Date. If an Interest Period for a particular Advance would otherwise overrun the expiry date of the Term of that Advance, it will be shortened so that it ends on that expiry date.

12.2   Interest

(i)   The rate of interest per annum on each Advance shall be ninety per cent (90) % of the applicable short term interest rate for an RMB loan having a term equal to the Term of that Advance as published by The People's Bank of China prevailing as at the Drawdown Date of that Advance.

(ii)   The Borrower shall pay the due and payable interest for each Advance on each Interest Settlement Date, and upon the expiry date of the Term of that Advance.

(iii)   If the Borrower fails to pay any sum on its due date for payment under this Agreement or applies the proceeds of the Loan other than the purposes provided in clause 2 hereunder, the Borrower will pay interest at the rate per annum determined by the Bank according the regulations issued by the People's Bank of China.

12.3   Commission

The Borrower shall, in respect of each Bank Guarantee requested by it, pay to the Bank a commission in the amount of the higher of the following: (i) RMB1,200 flat; and (ii) at the rate of 1.25% per annum on the maximum actual and contingent liability of the Bank under that Bank Guarantee. Such commission shall be paid on the issuance date of that Bank Guarantee.

12.4   Fees for Bank Guarantee

Notwithstanding otherwise provided in this Agreement, if the Borrower intends to amend any Bank Guarantee, the Borrower shall pay to the Bank an amendment fee in the amount of RMB600 flat. If any cable fee or postage or such other fees as customary from time to time is incurred by the Bank, the Borrower shall pay to the Bank a cable fee in the amount of RMB150 per page and shall reimburse the Bank with all postage or such other fees incurred.

13.   Set-Off

With notice to the Borrower and the Guarantor, the Bank may set off credits in any accounts at any time held by the Borrower with the Bank or any of its affiliates located anywhere in the world, whether in transit or for safe keeping, custody, pledge, transmission, collection, deposit or otherwise, which set off may be exercised at any time in satisfaction of all or any part of the amounts due and payable by the Borrower under the Facility.

The Borrower waives any rights of set-off it may have at law or otherwise against the Bank with respect to amounts owed by the Borrower to the Bank from time to time.

14. **Increased Costs**

The Borrower will forthwith on demand by the Bank pay to the Bank the amount of any increased cost incurred by the Bank as a result of the introduction of, or any change in, the interpretation or application of, any law or regulation or compliance with any regulation made after the date of this Agreement provided that this clause 14 does not apply to any change in the rate of, or change in the basis of calculating, tax on the overall net income of the Bank or any of its branches.

The term "increased cost" when used in this Agreement means an additional cost incurred by the Bank as a result of it having entered into, or performing, maintaining or funding its obligations under the Finance Documents or a reduction in any amount payable to the Bank or in the effective return to the Bank under this Agreement (or to the extent that it is attributable to this Agreement) on its capital but does not include any increased cost compensated for under clause 15.

15. **Taxes**

All payments made by the Borrower under the Finance Documents will be made without any deduction and free and clear of and without deduction for or on account of any taxes, except to the extent that the Borrower is required by law to make payment subject to any taxes. If any tax or amounts in respect of tax must be deducted, or any other deductions must be made, from any amounts payable or paid by the Borrower under the Finance Documents, the Borrower will pay such additional amounts as may be necessary to ensure that the Bank receives a net amount equal to the full amount which it would have received had payment not been made subject to tax or any other deduction. The Borrower will:

a) pay when due all taxes required by law to be deducted or withheld by it from any amounts paid or payable under the Finance Documents;

b) within 15 days of the payment being made, deliver to the Bank evidence satisfactory to the Bank (including all relevant tax receipts) that the payment has been duly remitted to the appropriate authority; and

c) forthwith on demand indemnify the Bank against any loss or liability which the Bank incurs as a consequence of the payment or non-payment of those taxes.

16. **Indemnity**

The Borrower will indemnify the Bank against any cost, liability, damage, loss or expense (including without limitation legal fees, costs and expenses) which the Bank may suffer, incur or sustain directly or indirectly, as a consequence, of or in connection with (a) any default or shortfall in payment by the Borrower of any sum due under this Agreement (including where the amount received by the Bank in a currency other than RMB when converted into RMB at a market rate in the usual course of the Bank's business is less than the amount owed in RMB under this Agreement);(b) any prepayment of the Loan or an overdue amount being received otherwise than on the Interest Settlement Date; (c) a change in currency of the PRC; (d) any breach by the Borrower of any term of this Agreement or (e) an Advance not being made for any reason (excluding any default or negligence of the Bank) after a Request has been delivered or made by the Borrower.

17. Expenses

The Borrower will pay the Bank upon demand all costs, charges and expenses (including any stamp taxes) incurred by the Bank in connection with the negotiation, preparation, execution, performance and enforcement of this Agreement (or any amendment, variation, extension or renewal thereof).

18. Disclosure

The Bank may disclose confidential information and documents relating to the Borrower in connection with the Facility which are in the Bank's possession if required under court orders or in order to comply with requests or orders made under applicable laws and regulations or in order to, in the Bank's sole and absolute discretion, pass on such information and documents to bank examiners, the Bank's head office and other branch offices, its affiliates and associates, assignees and prospective assignees and the Bank's auditors, counsel and other professional advisers.

19. SAFE registration upon claim

Unless otherwise provided by the applicable laws and regulations, if the Guarantee is claimed, the Borrower shall register with State Admin. of Foreign Exchange for actual foreign debt registration according to the Notice regarding the Perfection of Foreign Debt Management (《国家外汇管理局关于完善外债管理有关楁杨的濦知》)issued by State Admin. of Foreign Exchange on 21 October 2005, whereby the same quota system (total investment of the Borrower minus registered capital of the Borrower) shall apply.

20. Notices

20.1 General Requirements for Notices

a) Any communication in connection with this Agreement must be in writing and, unless otherwise stated, may be given in person, by post or fax. All communications and notices shall be written in English, or in Chinese if any law or regulation of the PRC requires, provided that any such notice provided to the Guarantor shall be translated into English.

b) Unless it is agreed to the contrary, any consent or agreement required under this Agreement must be given in writing.

c) In the event that (i) the Borrower failures to pay on the due date any amount payable by it under this Agreement; (ii) the Bank declares that all or part of any amounts outstanding under the Facility are immediately due and payable; (iii) the Bank provides any notice or communication relating to the Guaranty; or (iv) the Bank provides any notice or consent relating to prepayment and break funding costs under Section 10, the notices addressed to the Borrower in relation to the above-mentioned matters shall be copied to the Guarantor via air courier and provided in English.

20.2   Contact details

The contact details of the Borrower are:

Address: No. 99 Jidian Road 1
                   High and New Technologies Industry Development Zone
                   Jining, Shandong 272023
                   P.R. China
Fax number: 0537-2073189
Attention: Chairman

The contact details of the Guarantor are:

Address: One Technology Park Drive
                   Westford, MA 01886 USA
Fax number: 978-635-1593
Attention: Treasurer

The contact details of the Bank are:

Address: 31F, HSBC Building
                   1000 Lu Jia Zui Ring Road
                   Shanghai 200120
                   People's Republic of China
Fax number: 86-21-6160 2707
Attention: Betty Wang/Christine Lin/Carol CZ Cai
                   Commercial Banking

Any party may change its contact details by giving five (5) Business Days' notice to the other parties.

21.   Miscellaneous

21.1   Certificates

A certificate by the Bank shall be conclusive evidence of the indebtedness of the Borrower under this Agreement save in the case of manifest error on the Bank's part.

21.2   No waivers

Any delay or omission by the Bank in enforcing its rights under this Agreement will not constitute a waiver of any of its rights at any time.

21.3   Assignment, Transfer and Participation

The Borrower hereby consents that the Bank may at any time assign or transfer to one or more banks or other entities all or a portion of its rights and/or obligations under the Facility and any Finance Documents without any further consent from the Borrower in relation thereto.

The Borrower hereby consents that the Bank may at any time sell participations to one or more banks or other entities of all or a portion of its rights and obligations under the Facility without any further consent from the Borrower in relation thereto.

The Bank may, in connection with (i) any assignment, or any proposed assignment, under the Facility; (ii) any participation, or any proposed participation, under the Facility; (iii) the purchase or sale of any credit insurance or any other contractual protection or hedging with respect to the Borrower's obligations under the Facility; or (iv) the processing and management of data relating to the Facility, disclose to third parties any information relating to the Borrower furnished to the Bank by the Borrower, provided that, prior to such disclosure, such third party shall agree in writing to preserve the confidentiality of any confidential information relating to the Borrower received by it from the Bank.

The Borrower may not assign, transfer or otherwise dispose of any of its rights, benefits or obligations under the Facility.

21.4.   Severance

If at any time any of the terms and conditions of the Offer Letter is or becomes illegal, invalid or unenforceable in any respect, the legality, validity or enforceability of the remaining terms and conditions shall not be affected thereby.

21.5   Language

This Agreement is written in both Chinese and English. If there is any inconsistency between the two versions in the interpretation or otherwise, the English version shall prevail.

22.   Governing Law and Jurisdiction

This Agreement shall be governed by and construed in all respects in accordance with the laws of the PRC and each of the parties to this Agreement, for the benefit of the Bank, hereby submits to the non-exclusive jurisdiction of the courts of the PRC.

23.   Effectiveness

This Agreement shall be effective on the date that the authorized representatives of the Bank and the Borrower have duly executed this Agreement (If the execution by the Bank and the Borrower is not at the same date, the effective date shall be the later date that this Agreement is executed).

24.   Definitions and Interpretation

24.1   The following terms have the following meanings when used in this Agreement:

"Advance" means the borrowing under the Facility of all or any portion of the Advised Amount by the Borrower or as the context may require, the principal amount of such borrowing;

"Advised Amount" means RMB Forty-five million Only (RMB45,000,000);

"Agreement" means the agreement constituted by the acceptance by the Borrower of the terms and conditions of this Offer Letter, as the same may be amended, varied or extended from time to time;

"Business Day" means a day (other than a Saturday, a Sunday or a public holiday) on which Banks are open for general business in Shanghai;

"Drawdown Date" means in relation to any Advance, the date of that Advance or in relation to any Bank Guarantee, the date of issuance of that Bank Guarantee;

"Drawdown Period" means in the period from the date of acceptance of this Offer Letter by the Borrower up to and including eleven (11) calendar months from the date of such acceptance;

"Existing Facility Agreement" means the RMB loan agreement dated 6 June 2006, entered into between Bank of China Limited, Jining Branch as lender and the Borrower as borrower, under which Bank of China Limited, Jining Branch agrees to make available a term loan facility up to RMB40,000,000;

"Facility" means the short term advised credit line facility consisting of performance/financial guarantee (the "**Bank Guarantee**"), and Advance made available under this Agreement;

"Finance Documents" means this Agreement, the Guarantee referred to in clause 5.1(a)(vii); each Request and any other document designated as such by the Bank;

"First Drawdown Date" means the date upon which the Borrower makes the first drawdown of the Loan under this Agreement;

"Interest Period" means each period determined in accordance with clause 12.1;

"Interest Settlement Date" means in relation to any Advance, the 20th day of the last calendar month of each calendar quarter falling during each Interest Period for that relevant Advance provided that if such day is not a Business Day, the Business Day immediately after that day;

"Loan" means the aggregate principal amount of the borrowing from time to time under any Advance or Bank Guarantee by the Borrower under this Agreement or the aggregate principal amount outstanding of that borrowing;

"Offer Letter" means this letter;

"Permitted Security Interest" means:

(i)   any Security Interest comprising a netting or set-off arrangement entered into by the Borrower in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(ii)   any Security Interest arising by operation of law and in the ordinary course of business;

(iii)   any Security Interest entered into pursuant to a Finance Document;

(iv)   any Security Interest created in favour of Bank of China Limited, Jining Branch for the performance of the Borrower's obligations under the Existing Facility Agreement;

(v)   any Security Interest created over real property (whether by mortgage or lien) owned by the Borrower and aggregate principal amount secured by all such Security Interest does not, at any time, exceed RMB30,000,000 (or its equivalent in any other currencies);

(vi)   any Security Interest created over the fixed assets acquired by the Borrower provided that aggregate principal amount secured by all such Security Interest is for the purpose of acquiring such fixed assets and does not, at any time, exceed RMB42,000,000 (or its equivalent in any other currencies);

(vii)   any Security Interests created over assets of the Borrower and aggregate principal amount secured by all such Security Interest does not, at any time, exceed RMB15,000,000 (or its equivalent in any other currencies); and

(viii)   any other Security Interest with the prior written consent of the Bank;

"PRC" means The People's Republic of China;

"Request" means a request in writing made by the Borrower for an Advance, in the form of the Schedule to this Agreement;

"RMB" means the lawful currency of the PRC;

"Security Interest" means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect, whether created pursuant to PRC law or any other applicable law.

"Term" means the term of each Advance, not exceeding the Specified Period, as specified in the Request delivered in relation to that Advance and agreed by the Bank; and

"Specified Period" means in relation to each Advance or Bank Guarantee, the period of one year from and including the date of acceptance of this Offer Letter by the Borrower.

24.2   In this Agreement, to the extent not inconsistent with the subject or context, words importing the singular number shall include the plural number and vice versa, words importing any gender shall include other genders; references to "**persons**" shall include any body of persons, corporate or unincorporate and references to a "**year**" will mean a period of 365 days. The headings are inserted for reference only and shall not affect the construction of the terms and conditions of this Agreement.

Kindly acknowledge your acceptance and agreement with the terms of this Offer Letter by signing where indicated below and returning your duly completed acknowledgement to the Bank at the place indicated above. We look forward to being of service to you.

Yours faithfully

/s/ Q.C. Hua...... [Legal Chop]
JPMorgan Chase Bank, N.A.
Shanghai Branch
Name: Q. C. Hua
Title: Managing Director & General Manager
Date: July 30, 2007

Acknowledged and agreed:

/s/ Peter J. Flynn..........[Legal Chop]
For and on behalf of
Kadant Jining Light Machinery Co., Ltd.
Name: Peter J. Flynn
Title: Legal Representative
Date: July 30, 2007

SCHEDULE

FORM OF REQUEST

To: J PMorgan Chase Bank,N.A.
         Shanghai Branch

From: Kadant Jining Light Machinery Co., Ltd.

Short Term Advised Credit Line Facility Agreement dated July 30, 2007

1.   We wish to borrow a Loan as follows:-

(a)   Drawdown Date: [   ]
(b)   Type: Advance / Bank Guarantee
(b)   Amount: [   ]
(c)   Payment instructions / Beneficiary: [   ]
(d)   Term: [   ]

2.   We confirm that each condition specified in Clause 5 is satisfied on the date of this Request.

 3.   This request is irrevocable.

By:

[   ]
Authorised Signatory